Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2023 Unaudited Financial Results

Hangzhou, China – May 25, 2023 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

●	Total net revenues were RMB1.2 billion (US$169.4 million), representing a 3.1% decrease from the same period in 2022.

o	Net revenues from learning services were RMB732.4 million (US$106.6 million), representing an 11.3% decrease from the same period in 2022.

o	Net revenues from smart devices were RMB212.7 million (US$31.0 million), representing a 16.0% decrease from the same period in 2022.

o	Net revenues from online marketing services were RMB218.1 million (US$31.8 million), representing a 79.7% increase from the same period in 2022.

●	Gross margin was 51.7%, compared with 53.5% for the same period in 2022.

“Our high-quality learning services and smart devices, such as Youdao Literature and Youdao Dictionary Pen, continue to grow in popularity. Despite the pandemic’s initial impact on these businesses, they rebounded back to growth in the second half of the quarter. Rollout of new and updated digital content services led to over 40% year-over-year growth in gross billings from learning services, excluding adult courses. Our advertisement business experienced significant year-over-year growth of 79.7%, continuing the momentum brought by the matching algorithm upgrades in Q4 last year,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“This year, our aim is to simultaneously grow our business and improve our financial metrics. We are confident in achieving this by leveraging our user scale, a strong learning services and devices pipeline, and AI technology, particularly generative AI, which is now crucial. Our focus in these areas will enable us to continuously improve the user experience and drive sustainable growth,” Dr. Zhou concluded.

First Quarter 2023 Financial Results1

Net Revenues

Net revenues for the first quarter of 2023 were RMB1.2 billion (US$169.4 million), remaining stable compared with RMB1.2 billion for the same period of 2022.

Net revenues from learning services were RMB732.4 million (US$106.6 million) for the first quarter of 2023, representing an 11.3% decrease from RMB826.0 million for the same period of 2022. The year-over-year decline was primarily due to the decreased revenue derived from adult and vocational courses and other courses compared with the same period of 2022.

Net revenues from smart devices were RMB212.7 million (US$31.0 million) for the first quarter of 2023, representing a 16.0% decrease from RMB253.2 million for the same period of 2022, primarily due to the decreased demands for learning products in the first quarter of 2023.

Net revenues from online marketing services were RMB218.1 million (US$31.8 million) for the first quarter of 2023, representing a 79.7% increase from RMB121.4 million for the same period of 2022. The year-over-year increase in revenues from online marketing services was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2023 was RMB601.9 million (US$87.6 million), representing a 6.2% decrease from RMB641.8 million for the same period of 2022. Gross margin decreased to 51.7% for the first quarter of 2023 from 53.5% for the same period of 2022.

Gross margin for learning services was 62.0% for the first quarter of 2023, compared with 63.9% for the same period of 2022. The decrease was mainly resulted from the decline in economic scales due to the decreased revenues from learning services.

Gross margin for smart devices increased to 39.6% for the first quarter of 2023 from 33.7% for the same period of 2022. The improvement was mainly attributable to the popularity of Youdao Dictionary Pen X5 launched in the third quarter of 2022 which carries a higher gross margin than other products.

Gross margin for online marketing services increased to 29.1% for the first quarter of 2023, from 23.7% for the same period of 2022. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties over last year.

Operating Expenses

Total operating expenses for the first quarter of 2023 were RMB797.6 million (US$116.1 million), compared with RMB766.9 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2023 were RMB565.2 million (US$82.3 million), representing an increase of 11.6% from RMB506.4 million for the same period of 2022. This increase was primarily driven by increasing sales and marketing efforts associated with Youdao’s learning services and smart devices.

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. The financial information and non-GAAP financial information included in this press release are presented on a continuing operations basis, unless otherwise specifically stated.

Research and development expenses for the first quarter of 2023 were RMB182.8 million (US$26.6 million), representing a decrease of 9.9% from RMB203.0 million for the same period of 2022. The decrease was primarily due to fewer research and development employees that contribute to payroll-related cost savings in the first quarter of 2023.

General and administrative expenses for the first quarter of 2023 were RMB49.6 million (US$7.2 million), representing a decrease of 13.8% from RMB57.6 million for the same period of 2022. The decrease was primarily due to fewer general and administrative employees that contribute to payroll-related cost savings in the first quarter of 2023.

Loss from Operations

As a result of the foregoing, loss from operations for the first quarter of 2023 was RMB195.8 million (US$28.5 million), compared with RMB125.1 million for the same period in 2022. The margin of loss from operations was 16.8%, compared with 10.4% for the same period of last year.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the first quarter of 2023 was RMB204.4 million (US$29.8 million), compared with RMB95.4 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the first quarter of 2023 was RMB193.9 million (US$28.2 million), compared with RMB70.9 million for the same period of last year.

Basic and diluted net loss from continuing operations per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2023 was RMB1.67 (US$0.24), compared with RMB0.77 for the same period of 2022. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB1.59 (US$0.23), compared with RMB0.57 for the same period of 2022.

Other Information

As of March 31, 2023, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB601.0 million (US$87.5 million), compared with RMB1.0 billion as of December 31, 2022. For the first quarter of 2023, net cash used in continuing operating activities was RMB437.0 million (US$63.6 million), capital expenditures totaled RMB0.5 million (US$0.1 million), and depreciation and amortization expenses amounted to RMB7.6 million (US$1.1 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans and US$80.0 million long-term loans with maturity dated March 31, 2024 drawn down under the US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed to provide financial support for Youdao’s continuing operations.

As of March 31, 2023, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB832.2 million (US$121.2 million), compared with RMB1.1 billion as of December 31, 2022.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. As of the date of this release, the Company has accumulatively repurchased an aggregate of approximately 1.8 million ADSs for approximately US$10.0 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, May 25, 2023 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, May 25, 2023). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	2081819

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until June 1, 2023:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	2081819

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the first quarter of 2023 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	783,611	579,280	84,350
Time deposits	273	277	40
Restricted cash	873	5	1
Short-term investments	232,152	21,476	3,127
Accounts receivable, net	405,139	260,049	37,866
Inventories	232,260	219,324	31,936
Amounts due from NetEase Group	7,888	7,630	1,111
Prepayment and other current assets	207,777	176,353	25,679
Total current assets	1,869,973	1,264,394	184,110

Non-current assets:
Property, equipment and software, net	92,116	85,184	12,404
Operating lease right-of-use assets, net	78,405	74,242	10,810
Long-term investments	90,703	90,693	13,206
Goodwill	109,944	109,944	16,009
Other assets, net	35,015	33,862	4,931
Total non-current assets	406,183	393,925	57,360

Total assets	2,276,156	1,658,319	241,470

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	282,354	122,622	17,855
Payroll payable	266,340	166,254	24,208
Amounts due to NetEase Group	68,809	88,477	12,883
Contract liabilities	1,067,285	832,244	121,184
Taxes payable	50,908	63,586	9,259
Accrued liabilities and other payables	564,922	597,894	87,061
Short-term loans from NetEase Group	878,000	878,000	127,847
Long-term loans from NetEase Group - current (2)	-	549,736	80,048
Total current liabilities	3,178,618	3,298,813	480,345

Non-current liabilities:
Long-term lease liabilities	43,635	40,440	5,889
Long-term loans from NetEase Group (2)	522,345	-	-
Other non-current liabilities	8,832	11,289	1,643
Total non-current liabilities	574,812	51,729	7,532

Total liabilities	3,753,430	3,350,542	487,877

Mezzanine equity	64,571	63,571	9,257

Shareholders' deficit:
Youdao's shareholders' deficit	(1,535,089)	(1,748,308)	(254,574)
Noncontrolling interests	(6,756)	(7,486)	(1,090)
Total shareholders' deficit	(1,541,845)	(1,755,794)	(255,664)

Total liabilities, mezzanine equity and shareholders’ deficit	2,276,156	1,658,319	241,470

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8676 on the last trading day of March (March 31, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

The outstanding balance of long-term loans from NetEase Group, with maturity dated March 31, 2024, was reclassified to current liabilities as of March 31, 2023.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	826,011	806,270	732,421	106,648
Smart devices	253,160	406,956	212,749	30,979
Online marketing services	121,370	240,756	218,100	31,758
Total net revenues	1,200,541	1,453,982	1,163,270	169,385

Cost of revenues (2)	(558,719)	(679,295)	(561,420)	(81,749)
Gross profit	641,822	774,687	601,850	87,636

Operating expenses:
Sales and marketing expenses (2)	(506,385)	(515,944)	(565,205)	(82,300)
Research and development expenses (2)	(202,980)	(179,474)	(182,830)	(26,622)
General and administrative expenses (2)	(57,561)	(54,597)	(49,606)	(7,223)
Total operating expenses	(766,926)	(750,015)	(797,641)	(116,145)
(Loss)/Income from operations	(125,104)	24,672	(195,791)	(28,509)

Interest income	2,034	3,072	2,294	334
Interest expense	(8,585)	(14,643)	(15,763)	(2,295)
Others, net	36,053	3,767	6,378	928
(Loss)/Income before tax	(95,602)	16,868	(202,882)	(29,542)

Income tax expense	(566)	(13,833)	(3,201)	(466)
Net (loss)/income from continuing operations	(96,168)	3,035	(206,083)	(30,008)
Net loss from discontinued operations	(6,105)	-	-	-
Net (loss)/income	(102,273)	3,035	(206,083)	(30,008)
Net loss attributable to noncontrolling interests	748	9,263	1,730	252
Net (loss)/income attributable to ordinary shareholders of the Company	(101,525)	12,298	(204,353)	(29,756)
Including:
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(95,420)	12,298	(204,353)	(29,756)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(6,105)	-	-	-

Basic net (loss)/income per ADS	(0.82)	0.10	(1.67)	(0.24)
-Continuing operations	(0.77)	0.10	(1.67)	(0.24)
-Discontinued operations	(0.05)	-	-	-

Diluted net (loss)/income per ADS	(0.82)	0.10	(1.67)	(0.24)
-Continuing operations	(0.77)	0.10	(1.67)	(0.24)
-Discontinued operations	(0.05)	-	-	-

Shares used in computing basic net (loss)/income per ADS	123,330,958	123,584,460	122,268,844	122,268,844
Shares used in computing diluted net (loss)/income per ADS	123,330,958	124,345,717	122,268,844	122,268,844

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8676 on the last trading day of March (March 31, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	2,180	1,231	1,259	183
Sales and marketing expenses	3,090	3,249	1,131	165
Research and development expenses	8,862	5,702	4,785	696
General and administrative expenses	5,384	6,845	3,321	484

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD

Net revenues
Learning services	826,011	806,270	732,421	106,648
Smart devices	253,160	406,956	212,749	30,979
Online marketing services	121,370	240,756	218,100	31,758
Total net revenues	1,200,541	1,453,982	1,163,270	169,385

Cost of revenues
Learning services	298,297	289,829	278,125	40,498
Smart devices	167,804	218,969	128,588	18,724
Online marketing services	92,618	170,497	154,707	22,527
Total cost of revenues	558,719	679,295	561,420	81,749

Gross margin
Learning services	63.9%	64.1%	62.0%	62.0%
Smart devices	33.7%	46.2%	39.6%	39.6%
Online marketing services	23.7%	29.2%	29.1%	29.1%
Total gross margin	53.5%	53.3%	51.7%	51.7%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	USD

Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(95,420)	12,298	(204,353)	(29,756)
Add: share-based compensation	19,516	17,027	10,496	1,528
impairment of long-term investments	5,000	1,800	-	-
Non-GAAP net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(70,904)	31,125	(193,857)	(28,228)

Non-GAAP basic net (loss)/income from continuing operations per ADS	(0.57)	0.25	(1.59)	(0.23)
Non-GAAP diluted net (loss)/income from continuing operations per ADS	(0.57)	0.25	(1.59)	(0.23)